UNITED STATES SECURITIES AND EXCHANGE COMMISSION Washington, D.C. 20549 FORM 12b-25 NOTIFICATION OF LATE FILING SEC File Number: 000-50593

(Check one):	☒ Form 10-K	☐ Form 20-F	☐ Form 11-K	☐ Form 10-Q	☐ Form 10-D
	☐ Form N-SAR	☐ Form N-CSR

	For Period Ended:	December 31, 2006
☐ Transition Report on Form 10-K
☐ Transition Report on Form 20-F
☐ Transition Report on Form 11-K
☐ Transition Report on Form 10-Q
☐ Transition Report on Form N-SAR
For the Transition Period Ended:

Read Instructions (on back page) Before Preparing Form. Please Print or Type. Nothing in this form shall be construed to imply that the Commission has verified any information contained herein.

If the notification relates to a portion of the filing checked above, identify the Item(s) to which the notification relates:

PART I — REGISTRANT INFORMATION

Cherokee International Corporation
Full Name of Registrant

Former Name if Applicable

2841 Dow Avenue
Address of Principal Executive Office (Street and Number)

Tustin, California 92780
City, State and Zip Code

PART II — RULES 12b-25(b) AND (c)

If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12b-25(b), the following should be completed. (Check box if appropriate)

	(a)	The reason described in reasonable detail in Part III of this form could not be eliminated without unreasonable effort or expense;
☐	(b)

The subject annual report, semi-annual report, transition report on Form 10-K, Form 20-F, Form 11-K, Form N-SAR or Form N-CSR, or portion thereof, will be filed on or before the fifteenth calendar day following the prescribed due date; or the subject quarterly report or transition report on Form 10-Q or subject distribution report on Form 10-D, or portion thereof, will be filed on or before the fifth calendar day following the prescribed due date; and

	(c)	The accountant’s statement or other exhibit required by Rule 12b-25(c) has been attached if applicable.

PART III — NARRATIVE

State below in reasonable detail why Forms 10-K, 20-F, 11-K, 10-Q, 10-D, N-SAR, N-CSR, or the transition report or portion thereof, could not be filed within the prescribed time period.

Cherokee International Corporation (the “Company”) needs additional time to finalize its financial statements for the year ended December 31, 2006 and will not meet the prescribed filing date of April 2, 2007.

The Company is still undergoing a review of accounts payable and cost of sales. It has identified certain inaccuracies in accounts payable and cost of sales in 2006 and prior periods. The Company does not believe these were caused by any improprieties. Furthermore, the Company believes the aggregate impact of these inaccuracies are immaterial using the standards of measurement prescribed by GAAP and the SEC for the applicable periods.

However, the identification of these inaccuracies has delayed the completion of our external audit. The Company currently intends to file its Form 10-K as soon as practicable but it may not be able to file by the fifteenth calendar day following the Form 10-K due date of April 2, 2007.

(Attach extra Sheets if Needed)

PART IV — OTHER INFORMATION

(1)	Name and telephone number of person to contact in regard to this notification
	Linster W. Fox	(714)	508-2043
	(Name)	(Area Code)	(Telephone Number)

(2)

Have all other periodic reports required under Section 13 or 15(d) of the Securities Exchange Act of 1934 or Section 30 of the Investment Company Act of 1940 during the preceding 12 months or for such shorter period that the registrant was required to file such report(s) been filed ? If answer is no, identify report(s).

			☒ Yes ☐ No

(3)

Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject report or portion thereof?

			☒ Yes ☐ No

If so, attach an explanation of the anticipated change, both narratively and quantitatively, and, if appropriate, state the reasons why a reasonable estimate of the results cannot be made.

Cherokee International Corporation (the “Company”) needs additional time to finalize its financial statements for the year ended December 31, 2006 and will not meet the prescribed filing date of April 2, 2007.

The Company is still undergoing a review of accounts payable and cost of sales. It currently intends to file its Form 10-K as soon as practicable but it may not be able to file by the fifteenth calendar day following April 2, 2007 on which the Form 10-K was due.

The Company expects to report that net sales for the fourth quarter of 2006 were $37.6 million, up 14% compared to $33.1 million for the third quarter in 2006, and up 15% compared to $32.7 million for the fourth quarter of 2005. The Company’s fourth quarter revenue exceeded the Company’s latest guidance of between $34 million and $34.5 million. For fiscal year 2006, net sales increased 19%, or $22.9 million, to $145 million from $122.1 million for fiscal year 2005.

The Company presently estimates that for the fourth quarter of 2006 the Company will have an operating loss ranging from $1.9 million to $2.4 million prior to a $1.7 million favorable adjustment resulting from a recent change in Belgium law reducing the Company’s GAAP accrued liability for long term employees in Belgium. Operating profit in the fourth quarter of 2005 was $0.3 million. The Company presently estimates operating loss for 2006 to be in the range of $0.0 million to $0.5 million before the favorable change in Belgium law adjustment of $1.7 million. Operating profit for 2005 was $0.2 million.

The Company intends to file its 2006 Annual Report on Form 10-K as soon as practicable after the Company’s previous and current external auditors have completed their reviews, including any additional necessary audit procedures. At this time, the Company is unable to provide an estimate for such filing date.

Cherokee International Corporation

(Name of Registrant as Specified in Charter)

has caused this notification to be signed on its behalf by the undersigned hereunto duly authorized.

Date	April 3, 2007	By	/s/ Linster W. Fox

INSTRUCTION: The form may be signed by an executive officer of the registrant or by any other duly authorized representative. The name and title of the person signing the form shall be typed or printed beneath the signature. If the statement is signed on behalf of the registrant by an authorized representative (other than an executive officer), evidence of the representative’s authority to sign on behalf of the registrant shall be filed with the form.

ATTENTION
Intentional misstatements or omissions of fact constitute Federal Criminal Violations (See 18 U.S.C. 1001).